Exhibit 99.1
2014 Investors Forum January 28, 2014
2013 Operating Performance 2013 Operating Performance 2013 Operating Performance - Consolidated Performance - Consolidated Performance - POSCO Operating Performance - POSCO Operating Performance 2013 Key Business Activities 2013 Key Business Activities 2013 Key Business Activities 2014 Business Environment 2014 Business Environment 2014 Business Environment 2014 Business Plan 2014 Business Plan 2014 Business Plan ^ Figures in this presentation are based on unaudited financial statements of the company. Certain contents in this presentation are subject to change during the course of auditing process.
Income 3 Consolidated Performance POSCO Earnings Release |January 28, 2014 Revenue Operating Profit Net Profit 2011 2012 2013 68,939 63,604 5,468 3,653 3,714 2,386 61,865 2,996 1,355 (billion KRW) Consolidated income fell due to weak steel sector performance 2011 2012 2013 2011 2012 2013 7.9% 5.7% 4.8% Operating Margin (billion KRW) (billion KRW)
Income by sector Consolidated Performance 4 POSCO Earnings Release |January 28, 2014 Revenue Operating Profit 2011 2013 Steel Non-steel Revenue Revenue Revenue Operating Profit Operating Profit Operating Profit Net Profit Net Profit Net Profit 2011 2012 2013 2011 2012 2013 2011 2012 2013 Steel 56,291 52,869 48,024 4,918 2,896 2,341 3,690 2,246 1,449 Trading 28,623 26,414 25,919 237 212 196 195 325 10 E & C 8,473 9,726 10,782 295 339 464 155 345 147 Energy 1,868 2,881 3,045 130 267 224 19 170 117 I C T 1,011 1,132 1,213 28 29 67 24 19 22 Chem/Mat'l /Others 2,781 3,568 3,627 165 166 122 112 113 58 43,721 52,869 1,013 2,896 (billion KRW) (billion KRW) Non-steel contribution to group operating profit increased on revenue hike in Energy and E&C sectors 96,590 3,909 Aggregation 2012 2011 2013 2012 44,586 48,024 92,610 1,073 2,341 3,414 42,756 56,291 99,047 855 4,918 5,773 Steel Non-steel Aggregation 42,756 (billion KRW)
Financial Structure 5 Consolidated Performance POSCO Earnings Release |January 28, 2014 Assets Liabilities Equity 2011 2012 2013 2011 2012 2013 2011 2012 2013 78,409 79,266 37,679 36,836 92.5% 86.8% 40,730 42,430 Liabilities to Equity 38,633 84.3% 45,822 84,455 Asset increased as domestic/overseas projects completed constructions (billion KRW) (billion KRW) (billion KRW)
Summarized Income Statement 6 Consolidated Performance POSCO Earnings Release |January 28, 2014 2011 2012 2013 2011 2012 2013 YoY(%) Revenue Revenue 68,939 63,604 61,865 ^ 2.7 Gross Profit Gross Profit 9,115 7,461 6,860 ^ 8.1 (Gross Margin) (Gross Margin) (13.2%) (11.7%) (11.1%) - Selling & Admin. Expenses Selling & Admin. Expenses 3,647 3,808 3,864 + 1.5 Operating Profit Operating Profit 5,468 3,653 2,996 ^ 18.0 (Operating Margin) (Operating Margin) (7.9%) (5.7%) (4.8%) - Other Operating Profit Other Operating Profit ^ 60 ^ 361 ^ 422 - Shares of Profit of Equity-accounted investees Shares of Profit of Equity-accounted investees 51 ^ 23 ^ 180 - Finance Item Gains Finance Item Gains ^ 676 99 ^ 448 - Foreign Currency Transaction & Translation Gains ^ 437 790 236 ^ 70.1 Net Profit Net Profit 3,714 2,386 1,355 ^ 43.2 (Net Margin) (Net Margin) (5.4%) (3.8%) (2.2%) - Owners of the Controlling Company 3,648 2,462 1,376 ^ 44.1 (billion KRW)
Summarized Statements of Financial Position 7 Consolidated Performance (billion KRW) POSCO Earnings Release |January 28, 2014 2011 2012 2013 2011 2012 2013 YoY (%) Current Assets Current Assets 33,557 31,566 31,666 + 0.3 Cash & Financial Goods 6,440 6,530 7,179 + 9.9 Accounts Receivable 11,451 11,038 11,493 + 4.1 Inventories 12,284 10,585 9,798 ^ 7.4 Non-Current Assets Non-Current Assets 44,852 47,700 52,789 + 10.7 Other Financial Assets* 5,126 4,670 5,263 + 12.7 PP&E 28,453 32,276 35,760 + 10.8 Total Assets Total Assets 78,409 79,266 84,455 + 6.5 Liabilities Liabilities 37,679 36,836 38,633 + 4.9 Current Liabilities 19,605 19,775 20,241 + 2.4 Non-Current Liabilities 18,074 17,061 18,392 + 7.8 (Interest-bearing Debt) 26,812 24,921 26,247 + 5.3 Equity Equity 40,730 42,430 45,822 + 8.0 Owners of the Controlling Company 38,356 39,454 42,046 + 6.6 Total Liabilities & Equity Total Liabilities & Equity 78,409 79,266 84,455 + 6.5 * Includes Other Receivables
2013 Operating Performance 2013 Operating Performance 2013 Operating Performance - Consolidated Performance - Consolidated Performance POSCO Operating Performance POSCO Operating Performance 2013 Key Business Activities 2013 Key Business Activities 2013 Key Business Activities 2014 Business Environment 2014 Business Environment 2014 Business Environment 2014 Business Plan 2014 Business Plan 2014 Business Plan ^
Production & Sales 9 POSCO Operating Performance Crude Steel Production Product Sales 2011 2012 2013 2011 2012 2013 Carbon Steel 35,374 36,017 34,467 S T S 1,951 1,969 1,949 37,325 37,986 36,416 (thousand tons) Domestic M/S up, even though production and sales decreased due to the slow market and blast furnace revamp POSCO Earnings Release |January 28, 2014 2011 2012 2013 2011 2012 2013 Domestic 21,169 20,448 19,416 Export 13,324 14,600 14,513 Inventories 944 988 903 34,493 35,048 33,929 41% 42% 43% Domestic M/S (thousand tons)
Sales by Product 10 POSCO Operating Performance Automotive steel sales continued to increase, and wire rod sales climbed as No.4 wire rod plant construction completed POSCO Earnings Release |January 28, 2014 Automobile* 2011 2012 2013 7,140 7,360 2011 2012 2013 2011 2012 2013 YoY Hot-Rolled 8,036 8,136 7,536 ^ 7.4 % Plate 6,350 6,088 5,695 ^ 6.5 % Wire Rod 2,091 2,074 2,339 + 12.8 % Cold-Rolled 13,084 13,545 13,762 + 1.6 % Electrical Steel 956 939 901 ^ 4.0 % S T S 1,791 1,812 1,771 ^ 2.3 % Others 2,185 2,454 1,925 ^ 21.6 % Total 34,493 35,048 33,929 ^ 3.2% ** Includes HR Plate ** (thousand tons) (thousand tons) 7,970 Home Appliances Shipbuilding 2011 2012 2013 1,930 2,070 2,060 2011 2012 2013 3,070 2,410 2,600 (thousand tons) (thousand tons)
Income 11 POSCO Operating Performance Revenue Operating Profit 2011 2012 2013 2011 2012 2013 2011 2012 2013 Carbon Steel 986 883 776 (billion KRW) 39,172 35,665 30,544 4,330 2,790 2,215 11.1% 7.8% 7.3% Operating Margin (thousand KRW/ton) Revenue and operating profit decreased as selling price fell due to weak domestic demand and increased supply [Average Selling Price] POSCO Earnings Release |January 28, 2014 (billion KRW)
Financial Structure 12 2012 2013 2012 2013 2012 2013 52,320 13,156 39,164 POSCO Operating Performance Assets Liabilities Equity 54,242 33.6% Liabilities to Equity 9,604 Debt 8,663 11,931 Debt ^ 941 42,311 28.2% Debt decreased and liability to equity ratio improved on efforts to enhance financial soundness POSCO Earnings Release |January 28, 2014 (billion KRW) (billion KRW) (billion KRW)
2013 Operating Performance 2013 Operating Performance 2013 Operating Performance - Consolidated Performance - Consolidated Performance - POSCO Operating Performance - POSCO Operating Performance 2013 Key Business Activities 2013 Key Business Activities 2013 Key Business Activities 2014 Business Environment 2014 Business Environment 2014 Business Environment 2014 Business Plan 2014 Business Plan 2014 Business Plan ^

Key Business Activities

Key Business Activities

Similar profitability to last year, despite hostile business environment

Intense Business Environment

1 Largest crude steel production in China
- Structural overcapacity worsened
- Inflow of low-cost product continued

2 Intense domestic competition
- Domestic production capacity up
- Domestic steel demand downward (△4.5% down from 2012)

3 Strong won· weak yen
- Competition tightens in focus markets
- Export profitability exacerbate

4 Japanese steel giant
- Mega-steelmaker with 47Mtpa emerged
- Merger effect activates

Key Business Activities in 2013

Activity	Result
A Enhanced profitability - Made more high value-added products - Expanded client base	WF/WB product sales **+ 1.1 Mt**
B Built global production network - Overseas expansion projects are to be finalized	Overseas product capacity* **7 Mt**
C Developed technology and reduced cost - Developed new products - Improved operating technology	New product development **146 grades**
D Improved group profitability - New projects in place - Overseas business portion increased	Profit contribution of subsidiaries** **26%**

* Consolidated basis of overseas carbon steel **Consolidated OP-basis

POSCO Earnings Release | January 28, 2014
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15 Strengthened marketing activities to improve profitability Steel High value-added products Larger client base Increased sales volume of World First/World Best product Continued to expand sales portion of high-strength tire cord and plates for energy industry Sales towards high profit-generating industries up Industries include automobile, energy, shipping 2012 2013 (thousand tons, %) 17.1 21.7 Sales volume 5,431 6,544 WF/WB portion 2012 2013 42.6 46.1 14,150 14,840 China 2,801 3,163 Southeast Asia 3,458 3,731 Japan 2012 2,690 2013 2,664 ^1% +13% +8% [Export by region] (%) [Domestic M/S] 37 41 Plate 36 42 42 Hot-Rolled 39 42 43 2012 2013 Carbon steel 41 2011 POSCO Earnings Release |January 28, 2014 A * Carbon Steel-based Key Business Activities Sales volume portion* (thousand tons, %) Expanded sales in competitive markets Continued to gain domestic market share by efforts to secure new clients and replace imported steel Boosted sales in China & Southeast Asia market (thousand tons)
Built domestic/overseas production and sales network POSCO Earnings Release |January 28, 2014 Steel B India Indonesia China Korea Mexico Turkey · STS CR (200K tons, Aug.'13) · Auto steel (450k tons, Apr.'13) · G*) BF#1 revamp (2,300k tons, Jun.'13) · P**) #3FINEX (2,000k tons, Jan.'14) · P) #4Wire rod (750k tons, May.'13) · Auto steel (450k tons, May.'12) · Electrical steel (300k tons , Jul.'13) · Integrated mill (3,000k tons, Dec.'13) · Auto steel (450k tons, Jan.'14) Upstream Downstream Service Center Region Region Capacity Capacity SE Asia Indonesia Plate/Slab (3,000k tons) SE Asia Malaysia Galvanized (180k tons) SE Asia Vietnam CR etc (1,400k tons) SW Asia India Auto·Electrical (750k tons) NE Asia China Auto· CR (780k tons) Americas Mexico Auto (900k tons) TOTAL TOTAL 7,010k tons 7,010k tons Region Capacity Indonesia Integrated mill (3,000k tons) Region No. of plants China 15 Japan 6 SE Asia 11 India 6 Europe 2 Americas 6 12 countries 46 plants * Overseas carbon steel sites on a consolidated basis 16 Key Business Activities * Gwangyang ** Pohang

Key Business Activities

Steel

C Continued cost reduction and enhanced technology competitiveness

Technology Development

- **Enhanced technology competitiveness**
  - Developed 146 new grades (18 grades added yoy)
  - Strengthened technology development in iron-making, steelmaking, and rolling processes

	Case	Major technology
Market-leading	82	- 2000 CR for Auto HPF*,
Mass-produced	64	High-Mn plate for slurry pipe
Operation tech.	27	- Eco-friendly surface coated sheet

*Hot Press Forming

- **Expanded R&D investment**
  - Continued investment for new product/technology

[R&D Expenses] (billion KRW)


513
516
2012
2013

Cost Reduction

- **Total reduction of 672.9 billion KRW (POSCO-only)**
  - Lower raw material blending cost, rationalize facilities and equipment

(thousand KRW)

	Major activities	Reduction
Slab Manufacturing cost	- Rearrange raw material blending ratio in iron-making/coking - Use low-cost by-product and iron metals - Use substitute raw materials	△9.2 per tonne

[Reduction by Cost] (billion KRW)


344
58
93
178
Raw material
Maintenance
Energy
Materials

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Key Business Activities

Energy

D As new projects take on, the contribution of energy sector on group portfolio weigh

Resource Development

Myanmar gas field project of Daewoo Int'l completed

- Current average daily production & sales : 200mn ft³
- Accumulated gas sales : 16.4bn ft³ (Dec.'13)
- Revenue from gas sales (Nov~Dec.'13): 47.1bn KRW

Jun 22,'13 — Gas production → Jul 15,'13 — Gas sales → Nov, '13 — Revenue Recognition

Broadened E&P* business in strategic areas

	Project	Status
Oil Gas	Korea offshore block 6-1 (southern)	Drilling ship contract signed (Dec.'13)
	Myanmar offshore block AD-7	Entered into exploration stage
	Canada tight oil gas	No.7 Production well drilling completed

* E&P: Exploration & Production

Energy

POSCO Energy built new domestic/overseas power plants

- Power generation : 3,300MW ('12)→ 3,445MW ('13)

[Facility addition status]

Project		Size(MW)	Progress Rate	Commercial Operation
Pohang Off-gas	No.1	145	96.9%	Sep.'13
	No.2	145		Feb.'14
Incheon LNG Combined	No.7	420	79.1%	Jul.'14
	No.8	420		Nov.'14
	No.9	420		Jan.'15
Indonesia Off-gas	No.1	100	99.9%	Feb.'14
	No.2	100		Apr.'14

Diversified power sources by entering into coal-fired power energy business

-Vietnam Mong Duong II coal-fired power (1,200MW)

- POSCO Energy participated in O&M* and shares(30%)
- Construction period : Aug.'11~Jun.'15, Progress rate 87%

* O&M: Operation & Management

POSCO Earnings Release | January 28, 2014

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Key Business Activities

Infrastructure & Materials

D Improved profitability by expanding overseas and non-group business

Infrastructure

- **POSCO E&C won more contracts from overseas and non-POSCO clients**
  - New orders in 2013 reached 12.1 trillion KRW
    - · Overseas 4.1tn KRW, 37% ('12) → 5.9tn KRW, 49% ('13)

(trillion KRW)

	Size	Major project
Energy	3.8	Vietnam Nam Dinh coal-fired plant, etc
Plant	2.4	Brazil CSS steel plant, etc
Construction	4.5	Hwaseong Dongtan Block A102, etc
Civil Infra. & Environment	1.4	Dodam~Yeongcheon double track railway, etc

[Non-POSCO Orders] (trillion KRW, %)


Annual order
11.4
14.4
11.0
12.1
61
64
78
94
2010
2011
2012
2013

ICT and Materials

- **POSCO ICT expanded overseas market**
  - Signed MOU with Tangshan steel (Sep.'13)
    - · In 9 sectors, such as unmanned crane, automatic distribution, energy control, etc.
  - Entered Southeast Asian market (Vietnam, etc)
    - · Built raw material yard EIC* for Formosa Ha Tinh steel plant (Jun.'13~May '15)
    - · Built city railway E&M** in Ho Chi Minh City (Jul.'13~Mar.'18)
- **POSCO LED established JV with Chinese mill (Dec.'13)**
  - Supply to 5 major steel affiliates of Hebei
  - Completed and started operating 9 line facilities (Dec.'13)
- **POSCO Chemtech undergoing major business**
  - Completed Indonesia refractory facility (Jul.'13)
  - Finished Indonesia limestone firing furnace (Dec.'13)
  - G***)Needle coke plant progress rate of 63% (Expect completion in Sep.'14)

* EIC: Electric Instrument Computer
** E&M: Electric & Mechanical
***G : Gwangyang

POSCO Earnings Release | January 28, 2014

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Key Business Activities

Innovation Activities

Raised management efficiency through group-wide innovation

Restructuring Subsidiaries

- **Restructuring subsidiaries**
  - 46 POSCO business groups, based on the data reported to the Fair Trade Commission at the end of 2013
  - Excluding 24 firms, such as Songdo SE, POSCO Humans


[No. of Subsidiaries]
70
△18
52
△6
46
2011/E
2012/E
2013/E

- **Brought in 640bn KRW by selling non-core assets and businesses**

(billion KRW)

Assets sold	Capital	Date
Yangjae Office facilities (POSCO E&C)	**261**	Jun.'13
Busan factory (Daewoo Int'l)	**157**	Nov.'13
Shares in subway line 9 (POSCO ICT)	**25**	Oct.'13
Other estates	**197**	-

Reduced Working Capital

- **Downsized Account Receivable/Inventories**
  - Reduced working capital in group level by closely monitoring long-term inventories and expired external bonds
  - POSCO : AR △0.7tn KRW, Inventories △0.9tn KRW
- **Built global management system (POSPIA 3.0)**
  - Support fast decision-making process to respond well to extreme change in business environment
    - Standardized working process and data items
  - Integrated and lined up quality design and certification system
  - Support low-cost operation system to overcome intensified competition
    - Specified cost-control system from process-based to factory-based
    - Globally controlled distribution from raw material purchase to product sales

* GOC: Global Optimization Center

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POSCO Operating Performance

Investment

2013 Capex

(trillion KRW)


Plan
Execution
Consolidated
8.0
8.8
POSCO-only
4.0
4.3


Domestic steel
2.8
Overseas steel
2.4
Raw material Investment
0.9
E&C/Energy
2.3
Materials/Others
0.4

Capex by sector

Sector	Project
Domestic steel	P*)#3FINEX, P)#4Wire rod, G**)#4HR G)#1BF revamp, P)#1 Steelmaking plant rationalization
Overseas steel	Indonesia integrated mill JV India CR mill
Raw material investment	Roy Hill iron ore mine (Australia) AMMC iron ore mine (Canada)
E&C / Energy	Incheon LNG Combined plant #7,8,9 Myanmar gas field Project Gwangyang SNG plant
Materials / Others	Fe Powder/High-purity FeSi/ Mg smelting Needle-coke/Indonesia limestone firing furnace/Hwaseong plant

* P : Pohang
** G : Gwangyang

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2013 Operating Performance 2013 Operating Performance 2013 Operating Performance - Consolidated Performance - Consolidated Performance - POSCO Operating Performance - POSCO Operating Performance 2013 Key Business Activities 2013 Key Business Activities 2013 Key Business Activities 2014 Business Environment 2014 Business Environment 2014 Business Environment 2014 Business Plan 2014 Business Plan 2014 Business Plan ^

Business Environment

Global Steel Demand

Chinese Steel Market

"Steel price will recover by the end of 1Q through inventory restocking"

- ✓ Chinese steel price is expected to upturn, as supply and demand tightens due to the bullish U.S. steel price and inventory adjustment
- ✓ China's steel price will recover as of 1Q, when stocking convenes around Chinese Lunar New Year


[China's Steel Price & Inventory]
HRC Domestic price (US$/ton)
681 696 659 629 603 571 592 606 604 588 581 586 595
Inventory (million tons)
15.5 21.8 21.9 20.2 18.2 16.9 15.4 14.7 14.7 14.4 13.5 13.5 14.7
'13.1 2 3 4 5 6 7 8 9 10 11 12 '14.1

* CRU, Mysteel

Steel Demand in Major Countries

"Global and China's demand to reach over 1.5bn tons and 700mn tons, respectively"

- ✓ Global steel demand is to gradually increase by 3~4% as developed countries' demand recovers and developing countries show steady growth
- ✓ China's steel demand growth will slightly slow down from the year before as Chinese economic growth slackens


[Global Steel Demand Outlook]
(million tons)
World
1,475
3.1%
1,523
3.3%
worldsteel
1,535
4.1%
meps
China
700
6.0%
721
3.0%
worldsteel
727
3.8%
MPI
730
4.3%
meps
2013
2014

•World Steel Association, MEPS, China Metallurgical Industry Planning & Research Institute(MPI)

POSCO Earnings Release | January 28, 2014
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Business Environment

Domestic Steel Demand

Demand Industry Outlook

Automobile	Demand to slightly turn up, first in 3 years, as consumer sentiment recovers and export expands ✓ Production (thousand units): 4,559 ('12) → 4,522 ('13) → 2,298 (1H '14) → 2,281 (2H)
Shipbuilding	Shipbuilding tonnage recovery expected from 2H 2014, supported by dramatic increase in new orders ✓ Building (million GT): 31.5 ('12) → 25.3 ('13) → 12.3 ('14 1H) → 12.3 (2H) ✓ Orders (million GT): 12.8 ('12) → 30.0 ('13) → 17.7 ('14 1H) → 16.6 (2H)
Construction	Construction investment will continue its growth trend despite the reduction of SOC budget, as private sector recovery kicks in ✓ Investment (ten KRW): 142.9 ('12) → 150.9 ('13) → 71.0 ('14 1H) → 82.1 (2H)


(thousand units)
Production
4,657
4,559
4,522
4,579


(million GT)
Building
35.8
31.5
25.3
24.7
2011
2012
2013
2014


(trillion KRW)
Investment
146
143
151
153

* POSRI(Jan.'14)

Steel Demand & Supply Outlook

(thousand tons)

	2011	2012	2013	yoy	2014	yoy
Nominal Consumption	56,391	54,069	51,575	△ 4.6%	**52,630**	**+ 2.0%**
Export	29,091	30,485	29,230	△ 4.1%	**30,350**	**+ 3.8%**
Production	72,283	72,052	69,155	△ 4.0%	**71,250**	**+ 3.0%**
Import	13,199	12,502	11,650	△ 6.8%	**11,730**	**+ 0.7%**
Incl. Semi-Product	23,121	20,706	19,350	△ 6.5%	**19,000**	**△ 1.8%**

* POSRI(Jan.'14)

POSCO Earnings Release | January 28, 2014
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Business Environment

Raw Materials

Iron Ore

2013.4Q	As the price showed mixed signals, as winter inventory stocking, and reduced crude steel production by environmental regulation, the price remained within US$131~140
2014 Outlook	**"Fine ore annual average price CFR US$125~130/ton** The price expects to be weak in 2H when major Australian suppliers begin to expand production, however, its drop will be marginal, considering China's steady demand for imported iron ore


[Iron Ore Price]
(US$/ton)
143
141
113
122
148
126
133
135
133
2012 1Q
2012 2Q
2012 3Q
2012 4Q
2013 1Q
2013 2Q
2013 3Q
2013 4Q
2014 1Q(f)

*Platts 62% Fe IODEX CFR China (Quarterly Average Spot price)

Coking Coal

2013.4Q	Weak price trend continued as spot trade dropped, affected by reduced crude steel production due to Chinese government's environmental regulation, and capital shortage from credit crunch
2014 Outlook	**"Hard coking coal annual average price FOB US$145~150/ton"** Sufficient supply will stable the price downwards. Yet, rebound factors exist, in cases of bad climate or supplier's production reduction


[Coking Coal Price]
(US$/ton)
221
173
155
166
143
142
142
140
2012 2Q
2012 3Q
2012 4Q
2013 1Q
2013 2Q
2013 3Q
2013 4Q
2014 1Q(f)

*Platts HCC Peak Downs FOB Australia (Quarterly Average Spot price)

POSCO Earnings Release | January 28, 2014
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Business Environment

Stainless Steel

Raw Materials

2013.4Q	• **Ni**: Price remained weak due to the uncertainties in the global financial market, such as the U.S. QE and Chinese economic reform • **Cr**: As trade lagged and market stayed watchful, the price appeared weak
2014	**"Slight increase on Indonesian effect and global economic upturn"** • **Ni**: Price will gradually recover as the US/Europe economies see better signs and Indonesia export ban on unprocessed metal takes action • **Cr**: Price stays as production cost increases and new projects take place

Sales

2013.4Q	• Lagging transaction and weak price continued as Ni price stayed low, despite its seasonal peak - China's CRC price : '13.3Q $2,190 → 4Q $2,180(△10) • Major mills announced January price increase to secure profitability
2014	**"Steel demand expect to increase by +5% from 2013"** • Productions will increase in China and developed countries - Crude steel: 36.8 ('13)→38.8mn tons(+5.4%) • Price to be up by 5~6% compared to 4Q13, in line with Ni price

[STS Raw Material Price] (thousand US$/ton)


Nickel
17.3
14.9
13.9
13.9
15.5
Chrome
2.7
3.0
2.7
2.7
2.8
2013 1Q
2013 2Q
2013 3Q
2013 4Q
2014 (f)

* Nickel : LME Nickel quarterly avg.
* Chrome : Japanese quarter benchmark price

[STS CR Price] (US$/ton)


Europe
S.Korea
China
2,980
2,880
2,670
2,680
2,810
2,890
2,710
2,620
2,620
2,750
2,470
2,240
2,190
2,180
2,310
2013 1Q
2013 2Q
2013 3Q
2013 4Q
2014 (f)

* Europe: S.Europe price / China: Muxi market price (CR 304 basis)

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POSCO Earnings Release |January 28, 2014 Energy & Infrastructure Energy Infrastructure "Electricity demand in 2014 to increase by 4.2%" Electricity demand for both industry and consumers, expect to increase, supported by anticipation towards domestic economy recovery Electricity supply and demand conditions look better as new power generating facilities are completed (Capacity reserve rate: 7.4% ^ 16.3% ) [Domestic Electricity Demand Outlook] Source: Korea Energy Economics Institute(Jun.'13) "Domestic construction order up 3.6% gaining recovery" Upward trend seen as conditions of private sector order, real economy, and housing construction improve Overseas construction will grow 6.5% led by Asian emerging countries High growth seen in Big data and Cloud market [Construction Order Outlook] [IT & Big Data Outlook] 2012 2013(e) 2014(f) IT 19.2 (3.0%) 19.7 (2.9%) 20.4 (3.2%) Big Data 0.13 (51.5%) 0.17 (36.8%) 0.22 (27.5%) ( ) : amount increased yoy 2011 2012 2013(e) 455 467 481 2014(f) 501 2.5% 2.6% 3.0% 4.2% Change (YoY) (TWh) 2012 2013(e) 102 91 2014(f) 94 ^8.3% ^10.7% 3.6% Source: CERIK(Nov.'13), KRG, KISTI, POSRI('13), Domestic-basis (trillion KRW) 27 Business Environment Change (YoY) (trillion KRW)
2013 Operating Performance 2013 Operating Performance 2013 Operating Performance - Consolidated Performance - Consolidated Performance - POSCO Operating Performance - POSCO Operating Performance 2013 Key Business Activities 2013 Key Business Activities 2013 Key Business Activities 2014 Business Environment 2014 Business Environment 2014 Business Environment 2014 Business Plan 2014 Business Plan 2014 Business Plan ^
Business Plan Business Plan POSCO Earnings Release |January 28, 2014 Improve Financial Soundness (trillion KRW, %) Manage- ment Strategy Business Management focused on Profitability Strengthen market dominance & Raise overseas business profitability Steel A Focus on resource development & power generation businesses Energy B Manage- ment Target Pursue quality-based growth by focusing resources on key businesses Infra./Materials C Higher Contribution of Subsidiaries* to Group Profitability *Based on consolidated OP, excluding POSCO 2013 2014 26% 36% +10% pt 2013 2014 26.2 25.9 POSCO Debt 8.6 7.0 Consolidated Debt Consolidated Liability to Equity 84.3% 76.6% Raise Steel Competitiveness Expand Power Generation Capacity 2013 2014(F) >1.5% 0.7% 2013 2014(F) 44% 43% 1 2 Domestic M/S Operating Margin 2013 2014 3,445 Domestic/ Overseas Capacity (MW) 29 + 13.5% 3,910

Business Plan

A Steel

Strengthen market dominance

Product Competitiveness

Increase sales of highly profitable products

- Win more orders from highly profitable demand industries
- Stimulate sales of highly profitable products


[Revenue from High-Profit Industry]
41%
43%
47%
48%
2013
2014(F)
2015(F)
2016(F)

Expand domestic M/S by preparing to meet all product standards

- Develop differentiated products (X-AHSS for auto)
- Fulfill the needs for clients requiring for customized products
- Defend low-cost import steel by utilizing non-order based products

Cost Competitiveness

Respond flexibly to market change

- Reduce raw material cost through diversifying purchase lines and using spot purchase
- Save electricity-purchasing cost by building economic power generating & receiving facilities

Improve operating technology

- Use more low-cost materials
- Cut production cost on each process


[Cost Reduction Target]
(billion KRW)
603
355
57
78
113
2014 Target
Raw Materials
Mainte-nance
Energy
Materials/ Others

POSCO Earnings Release | January 28, 2014
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Improve profitability by operating on globally integrated system Steel Integrated Operation System Competitive Strategy by Region POSCO Earnings Release |January 28, 2014 Global Sales/Production System (GOC*) Strengthen domestic control over overseas sites through stronger connection between the HQ and local service centers Northeast Asia Higher sales and profitability of high value-added products · China: To respond to industrial maturity, pre-occupy demand based on local production sites · Japan: Strengthen product service, utilize service centers for in-time delivery, protect client loyalty, and sign more long-term contracts Southeast & Southwest Asia Stabilize operation in newly launched sites and expand client base · Indonesia: Stabilize up/downstream facilities, secure early profitability by expanding local sales with cooperation from the HQ · India: Preoccupy auto and electrical steel demand and stabilize facilities Global Quality/Service System(GTC*) Provide quality design/technology service/operation support to overseas sites Set global management platform Spread standardized task/operation/production process POSCO HQ Marketing Production Client Service [Integrated Operation System] Americas Enhance profitability of existing sales branches · Mexico: Expand sales as automobile demand expect to grow in North America A 31 Business Plan * GOC: Global Optimization Center, GTC: Global Technology Center

Business Plan

B Energy

Build up profitability and growth potential focusing on resource development and power generation

Energy

Raise profitability by improving efficiency and power generation capabilities

- Diversify power mix by entering coal-thermal market

[Plan for New Facility Addition]

Project	Size	Completion
Incheon LNG #7-9	1,260 MW	Jan.'15
Pohang off-gas #1-2	290 MW	Feb.'14
Indonesia off-gas #1-2	200 MW	Apr.'14
Vietnam) Mong Duong II coal-fired	360 MW*	Jun.'15

*Total power : 1,200 MW

[Power Mix Trend]


4,510 MW
3,445 MW
Coal
Off-gas
LNG
(13%)
(87%)
(8%)
(17%)
(75%)
2013
2015(F)

Resource Development

Develop businesses in strategic areas and strengthen capabilities

- North America: Non-traditional oil/gas E&P business
  - Explore over 4 shale gas operation business by 2016
- SE Asia: Create business in underdeveloped regions
  - Focus on Myanmar AD-7, Indonesia, Malaysia offshore

Pre-occupy fuel cell technology and expand domestic sales

- Complete building cell factory and self-sufficient production system ('14/E)
  - Cell plant(70MW/yr) construction process 33% ('14/E)
- Higher domestic sales supported by favorable policy change

[Fuel Cell Revenue] (billion KRW)


256
387
2013
2015(F)

POSCO Earnings Release | January 28, 2014
32

Business Plan

C Infrastructure & Materials

Pursue quality-based growth by focusing resources in key businesses

Infrastructure

- **POSCO E&C to increase profitability by focusing on key 4 businesses and reinforcing its resources**
  - Gain profitability focusing on steel, power, development, and railway businesses
  - Self-sufficient engineering through groupwide technology cooperation
  - Win more orders from overseas


[New Orders]
(trillion KRW)
12
12
Overseas order ratio
49%
62%
2013
2014(F)

- **POSCO ICT expand external business capabilities**
  - Energy-efficient solution business : Smart grid, ESS*
  - ICT combined solution business using Big data, mobile

* ESS: Energy Storage System

Materials

- **Respond towards changes in demand industries by using groupwide resources**
  - Find new demand in growing electric car market

New demand	Major materials	Market approach
Secondary batteries	Anode Cathode	· Shorten certification process from major clients, combining marketing of Anode/Cathode
Light-weight materials	Mg steel Aluminum steel	· Co-develop light weight materials with clients through EVI activities · Provide steel package deal

- **Use partner firms and build stable growth**
  - Pre-occupy demand base and transfer technology

New materials	Global partnership strategy
Rare earth	· Strategic alliance with Brazil miner(CBMM)
Needle coke	· Acquire quality certification and technology transaction with Mitsubishi Corp.

POSCO Earnings Release | January 28, 2014
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posco

Consolidated Management Target 2013 2014(F) Revenue (trillion KRW) 61.9 65.3 - POSCO Revenue (^) 30.5 31.0 Crude Steel Production (million tons) 36.4 37.7 Product Sales (^) 33.9 34.9 Investment (trillion KRW) 8.8 6.5 - POSCO Investment (^) 4.3 3.7 34 POSCO Earnings Release |January 28, 2014 Business Plan
2014 Investors Forum January 28, 2014